March 3, 2006


Ms. Kristin Lochhead
Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, D.C. 20549

Sent via EDGAR

RE:      Dynatronics Corporation
         Form 10-KSB for the year ended June 30, 2005
         SEC File No. 000-12697

Dear Ms. Lochhead and Mr. Cascio:

This letter responds to the letter of the staff of the Commission (the "Staff") dated February 23, 2006 (the "Comment Letter,"), with regard to the above-referenced periodic report filed by Dynatronics Corporation (the "Company" or "Dynatronics"), SEC File No. 000-12697 and contains the Company's responses to the Staff's comments. For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses. This letter is filed by EDGAR.

Form 10-KSB for the fiscal year ended June 30, 2005
---------------------------------------------------

Item 1. Description of the Business
-----------------------------------

         1. You disclose that you manufacture only 20% of physical medicine products and 16% of aesthetic products in your product line. You also state that during fiscal years 2005 and 2004, 75% and 96% of your sales were self-manufactured physical medicine and aesthetic products, respectively, with the balance being sold as a distributor. Please clarify in your response and in future filings the nature of the products that would result in the majority of your revenue being generated from products that you manufactured while your product line is comprised of mostly products manufactured by third parties.

         Sales of the Company's manufactured physical medicine products in 2005 totaled $17,275,986. Of this amount $13,017,167 or 75% were generated by sales of manufactured products and $4,258,818 or 25% were generated by sales of distributed items. Dynatronics manufactures approximately 400 physical medicine products and distributes approximately 1,600 products. All 2,000 products are sold through independent distributors and through the Company's full-line catalog.

         One of the strategic goals of the Company has been to become a broad-line supplier to the physical medicine industry. As a result, over the past several years we added many products to our catalog that are manufactured by third parties. Importantly, the Company's manufactured capital equipment products sell for much higher dollar amounts compared to medical supplies, which are primarily distributed items. For example, the Company's most popular self-manufactured therapy device, a capital equipment item, sells for approximately $1,800 at the wholesale level. On the other hand, distributed items include lotions, gels, paper products, athletic tape, canes, crutches, reflex hammers, splints, elastic wraps, exercise weights - all of which are small dollar items. In addition, manufactured products are distributed through both specialty (capital equipment) dealers as well as general line dealers. Medical supplies are sold primarily through general line dealers which generate smaller sales volumes.

         With regard to aesthetic products, Dynatronics manufactures three aesthetic devices and one treatment table. The Company distributes 21 aesthetic products, including skin care items and body suits which have substantially lower sales prices than our manufactured products. Manufactured products represent 16% of the 25 aesthetic products sold by the Company. Sales of the Company's aesthetic products in 2005 totaled $1,893,311. Of this amount $1,824,146 or 96% were generated by sales of manufactured products and $69,165 or 4% were generated by sales of distributed skin care items. The three aesthetic devices manufactured by the Company sell together as a package for approximately $11,200 (wholesale) and $19,000 (retail). The Company's skin care products and body suits each sell for between $11 and $170.

         Future filings will include expanded disclosure to clarify the nature of our products and explain how the majority of our revenue is generated by manufactured products, even though our product line is comprised mostly of products manufactured by third parties.

Net Sales
---------

         2. In future filings, please revise this section to identify and describe each of the components resulting in the change in net sales. For example, we see that sales of aesthetic products experienced a 42% increase in sales over the prior year yet you do not describe the factors that were responsible for the increase. You also state that Solaris product revenue increased without any additional information. In addition, you disclose that sales of your Legacy 50 Series products declined yet do not qualify the amount of the decline and do not explain why the decrease in sales occurred. In general, MD&A both should identify significant factors responsible for changes in financial statement items and describe why those factors arose or occurred.

         In future filings, we will identify and describe each of the primary components resulting in the change in net sales.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies,
-----------------------------------------------------------------------------
page F-7
--------

(g) Revenue Recognition
-----------------------

         3. We note from your disclosure on page 12 that you have sales incentive programs. Please tell us the nature of your sales incentive programs and how you account for such programs under EITF 01-09. Unless insignificant, please revise future filings to discuss your accounting policy for incentive programs.

         Our sales incentives are primarily comprised of special pricing and/or discounts, which are recognized as a reduction of revenue per EITF 01-09. We also occasionally utilize promotional awards, however these awards were insignificant in their amount in fiscal years 2005 and 2004.

         In future filings, we will discuss our accounting policy for significant incentive programs.

Note 11. Common Stock
---------------------

         4. We see from your statement of stockholder's equity that you issued 25,000 common stock options for services during fiscal year 2005. Please tell us and revise future filings to include footnote disclosure of the nature of the underlying transactions, including a description of the service you received in return. In addition, please disclose how you determined the fair value of the transaction and the amount recognized as expense.

Dynatronics received consulting services in 2005 in connection with the following:

         1) Development of the Company's therapeutic light and laser devices,
         2) Writing and reviewing research protocols, treatment guides and manuals,
         3) Assistance with obtaining FDA approvals on the therapeutic light and laser devices.

         The fair value of the 25,000 options granted for these outside services was calculated using the Black-Scholes model based upon the fair values on the date of the option grant, resulting in $29,700 of expense in 2005.

In future filings, we will include footnote disclosure describing the nature of the underlying transactions, the services rendered and the determination of the expense recognized.

Please contact the undersigned at (801) 568-7000 if you have any further questions or need further clarification.

Thank you.

Sincerely,

DYNATRONICS CORPORATION

/s/Terry M. Atkinson
--------------------
Terry M. Atkinson, CPA
Chief Financial Officer


cc:  Rick Jensen - Tanner LC
     Wayne Swan - Durham, Jones & Pinegar



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